November 9, 2009

VIA EDGAR &
UNITED PARCEL DELIVERY

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 3030
Securities and Exchange Commission
Washington, D.C.  20549

Re:  Fonar Corporation
     Form 10-K for the fiscal year ended June 30, 2009
     Filed October 5, 2009
     File No. 000-10248
     ------------------

Dear Mr. Cascio:

     I am writing in response to the Commission's comment letter dated October 27, 2009, addressed to the attention of Dr. Raymond V. Damadian, President and Chief Executive Officer of Fonar Corporation. The responses contained in our letter are presented in the same order as in the Commission's letter. Amendments to our Form 10-K for the fiscal year ended June 30, 2009 are being filed concurrently herewith.

FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2009

Item 7. Management's  Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations, page 29.
=----------------------

Results of Operations, Fiscal 2009 compared to Fiscal 2008, page 31.
--------------------------------------------------------------------

Comment No. 1. We note the significant improvement in operating results of -------------- the medical equipment segment which is attributed to an increase in scanner sales and a decrease in total costs and expenses. Please tell us and revise future filings to disclose the reasons for the significant decrease in costs and expenses. We note that you instituted a significant cost cutting program, however the specifics of this program and its impact on your operating expenses is not discussed within the results of operations.

Response No. 1.     The  decrease  in  expenses  was  due  to the  cost  cutting
---------------     programs  we  Instituted.  In June of  2008,  a  substantial portion  of our  employees  were  laid off,  resulting  in a reduction  of  approximately  $3.5 million in fiscal 2009 in salaries,  payroll  taxes and  consulting  fees.  Fonar also significantly  reduced its advertising and  participation in trade shows  (recognizing  a savings of  approximately  $1.8 million). Savings were realized in office and other expenses as well, including telephone expenses and professional fees.
                    We also were able to reduce costs for scanner parts and components by taking advantage of opportunities to acquire these items at low costs.

                    Future filings will be revised accordingly to disclose the reasons for any decreases or increases.

Note 1:  Description  of Business and Liquidity and Capital  Resources,  page 56
--------------------------------------------------------------------------------

Liquidity and Going Concern, page 56
------------------------------------

Comment No. 2. We reference the disclosure here and on page 36 that you -------------- instituted an aggressive program of cost cutting and following the end of fiscal 2008 and that you implemented a restructuring program during 2008. Please tell us where you have provided the disclosures required by FASB ASC 420-
                    10-50 (SFAS 146) and SAB Topic 5.P.4.

Response No. 2. When the Company stated that it instituted an aggressive --------------- program of cost cutting and implemented a restructuring program it was simply stating that due to the economic conditions , the current recession and low volume of sales for its MRI scanners, it reduced its workforce to a more cost effective level. The reductions were not associated with any exit or disposal activities nor are there any plans for an exit or disposal for a business or segment.

                    The Company will clarify the language used in future filings.

Note 2. Summary of Significant Accounting policies, page 58
--------------------------------------------------------------------------------

Patents and Copyrights, page 59
-------------------------------

Comment No. 3.      Please tell us and revise  future  filings to  disclose  the
--------------      nature  of the  capitalized  patent  costs and the basis for capitalization. Please refer to FASB ASC 350-30-25-3

Response No. 3. Based on FASB ASC 350-30-25-3, the Company will clarify in --------------- future filings the following: The costs of applying for patents, including legal and filing fees, are capitalized and once the patent is granted, will be amortized on a straight line basis over the lesser of the patent's economic or legal life (15 to 17 years). If a patent is denied, capitalized patent costs are written off in the period in which a patent application is denied. Expenses for the development of technology are charged to operations as incurred. Capitalized costs will be expensed if patents are not granted or it is determined that the patent is impaired.

Revenue Recognition page 61
---------------------------

Comment No. 4.      We  note  the  disclosure  that  revenue  under   management
--------------      contracts is recognized  "based upon contractual  agreements for management services..." and that some of your contracts are fixed monthly fees and others are based upon units of activity. For fees based upon units of activity, please tell us and revise future filings to disclose the activity that the fee is based upon (e.g. number of scans) and how the information is determined.

Response to No. 4. The fee is based on the number of scans. The number of scans ------------------ is determined by the following steps:

                    After the patients fill out a site's sign in sheet and the MRI scan is completed, a copy of the transaction log is sent on a daily basis to a Billing & Collection manager and an accounting assistant of the Company. The accounting assistant extracts the total number of scans and keys the information into a spreadsheet.

                    The  amount  per  scan  is  set  forth   in  the  management
                    agreement.

Note 5: Management Fee Receivable and Accounts Receivable, Page 73
------------------------------------------------------------------

Comment No. 5. Please tell us and revise future filings to disclose why you -------------- provide unaudited financial information of the unconsolidated managed medical practices and why you believe that this information is meaningful to investors. For example, clarify if your operations are materially dependent on management fee revenue from these entities. In that regard, we see that management fee revenue is based upon units of activity rather that the financial results of the practices.

Response No. 5.     Information is provided for informational  purposes and will
---------------     be eliminated with the next 10Q.

Note 8: Property and Equipment, page 77
---------------------------------------

Comment No. 6. We see that you have $9.6 million of research, development -------------- and demonstration equipment. Please tell us your accounting policy for demonstration equipment, including the useful life of the assets and where the amortization expense is recorded in your statement of operations. Tell us if you loan or sell the demonstration equipment to customers and, if so, how you account for these transactions.

Response No. 6. The demonstration equipment is for providing sales --------------- representatives and potential customers with a demonstration of the product which is a common practice among technology companies. Fonar's demonstration equipment is its trade show booth. The useful life for this equipment is three years.
                    The amortization expense was included in the depreciation and amortization expenses in the statement of operations.
                    Management does not intend to sell the unit because it is not a fully operational unit. As of June 30, 2009, the net book value of the demonstration equipment was zero.

Note 11: Capital Stock, page 81
-------------------------------

Stock Bonus Plans, page 85
--------------------------

Comment No. 7. We see from the statement of stockholder's deficit that you -------------- issued shares under the stock bonus plan. Please revise
                    future   filings  to  disclose  your   accounting   for  the
                    issuances.

Response No. 7. The Company will use the straight-line attribution method to --------------- recognize share-based compensation costs over the requisite service period of the award. The exercise price of options is equal to the market price of our common stock (defined as the closing price reported by the NASDAQ System) on the date of grant.

                    We will revise future filings to disclose the accounting for stock issuances under stock bonus plan.

Item 9A. Controls and Procedures, page 108
------------------------------------------

Comment No. 8. We note that you have provided a conclusion on the -------------- effectiveness of your "disclosure controls and procedures over financial reporting." Please revise to disclose the conclusions of the registrant's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and procedures as of June 30, 2009.
                    Refer to Rule 307 of Regulation S-K.

Response No. 8. At the beginning of the second paragraph (third paragraph in --------------- the amended 10-K) of Item 9A, we state that "[o]ur principal executive and financial officers have concluded that our disclosure controls and procedures over financial reporting were effective as of June 30, 2009".

Comment No. 9.      Please  revise  to  include  the  following  disclosures  in
--------------      management's  report  on  internal  control  over  financial reporting as of June 30, 2009:

                    *    A  statement   of   management's   responsibility   for
                         establishing and maintaining adequate internal control over financial reporting for the registrant;

                    * A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting.

                    Refer to Rule 308(T) of Regulation S-K.

Response No. 9.     We have  amended  section 9A of our 10-K for the fiscal year
---------------     ended  June  30,  2009  to  comply  with  the   Commission's
                    comments.

Exhibit 31.1 and 31.2
---------------------

Comment No. 10. We note that you omitted the language in paragraph 4 of Item ---------------- 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting. Please note that you should also comply with any relevant futures comments in the filed amendment.

Response No. 10.    Exhibit  31.1 has  been  amended  to  include  the  language
----------------    referring to internal control over financial reporting.

                    As requested, Fonar Corporation acknowledges that:

                    1.   The  Company  is  responsible   for  the  adequacy  and
                         accuracy of the disclosure in the filing;

                    2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                    3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to call me at (631) 694-2929 in connection with your comments and our responses.

                                           Very truly yours,

                                           /s/ Henry T. Meyer
                                           Henry T. Meyer
                                           General Counsel